Exhibit 99.1

Midas Gold Completes Share Consolidation in Connection with Nasdaq Listing Application

BOISE, IDAHO – Midas Gold Corp. (MAX:TSX, MDRPF:OTCQX) announces that the Company has consolidated its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares effective as of January 27, 2021 (the "Effective Date") in connection with the Company’s previously announced application to list its common shares on the Nasdaq Stock Market. The share consolidation was necessary to meet the minimum share price requirements for trading on the Nasdaq.

“We are excited to announce the completion of our share consolidation today in connection with our application to list on the Nasdaq,” said Laurel Sayer, CEO of Midas Gold Corp. “We believe the Nasdaq listing will enable us to attract a broader range of shareholders, gain increased liquidity and deliver long-term value to investors."

The Company’s common shares will continue to be traded on the TSX under the stock symbol “MAX” after the Effective Date. The common shares are scheduled to begin trading on a post-consolidation basis on or about January 29, 2021 under the new CUSIP/ISIN numbers 59562B507/CA59562B5071. A letter of transmittal will be mailed to all registered shareholders with instructions on how to exchange their existing share certificates for new share certificates. A copy of the letter of transmittal is also available on the Company's profile on SEDAR and has also been posted on the Company's website. Shareholders who hold their common shares through a securities broker, dealer, bank or other financial institution are not required to take any action with respect to the consolidation and should contact that intermediary for their post-consolidation positions.

For a period of 20 days following the completion of the Effective Date, the Company’s trading symbol on the OTCQX will temporarily be changed to MDRPD, following which it will automatically revert to MDRPF.

Following the consolidation, the Company has a total of 47,522,706 common shares issued and outstanding. The exercise price or conversion price, as applicable, of the Company’s common shares issuable pursuant to outstanding stock options, warrants and convertible notes will be proportionately adjusted. No fractional common shares will be issued; all fraction shares equal to or greater than one-half resulting from the consolidation will be rounded to the next whole number. Otherwise, such fractional share will be cancelled.

Frequently Asked Questions (FAQ) regarding the consolidation may be found here https://midasgoldidaho.com/news/consolidation or, for further information about Midas Gold Corp., please contact:

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.